Marubeni CORPORATION

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

Date: 2009/3/18

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Financial Results for FY2008 3Q (US GAAP Basis)
*News Releases

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

Summary of Consolidated Financial Results

For the 3rd Quarter FY2008

(April 1, 2008 – December 31, 2008)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Marubeni CORPORATION
(TSE Code: 8002)

January 30, 2009

Summary of Consolidated Financial Statements for the 3rd Quarter FY2008 (US GAAP basis)

Company Name: Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya

Representative: ASADA Teruo President and CEO, Member of the Board
Enquiries: IWASHIMA Hirokazu General Manager, Media Relations Sec. TEL (03) 3282 - 4803

Expected filing date of quarterly financial statement report : February 13, 2009

1. Consolidated financial results for 3rd Quarter FY2008 (April 1, 2008 - December 31, 2008)

(1) Consolidated business results (%: changes from the previous fiscal year)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st-3rd Quarter FY2008	8,377,267	7.6	201,006	42.3	234,345	27.6	150,012	28.0
1st-3rd Quarter FY2007	7,784,119	11.4	141,240	14.2	183,662	17.2	117,216	22.6

	Earnings per Share	Diluted EPS
	(yen)	(yen)
1st-3rd Quarter FY2008	86.39	-
1st-3rd Quarter FY2007	67.62	-

(Note)

①For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

②Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those which the Companies act as agent.

③"Operating profit" reflects the company's "Gross trading profit", "Selling, general and administrative expences" and "Provision for doubtful acounts".

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
December 31, 2008	5,246,491	775,796	14.8	446.77
March 31, 2008	5,207,225	779,764	15.0	449.04

(Note)

Shareholders' equity, Shareholders' equity ratio, and Shareholders' equity per share are stated in accordance with the US GAAP.

2. Dividends information

	Dividend per share				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Yearly
	(yen)	(yen)	(yen)	(yen)	(yen)
FY2007	-	6.00	-	7.00	13.00
FY2008	-	7.00	-		
FY2008 (prospects)				7.00	14.00

(Note)

Forecast of dividends for FY2008 is unchanged from that in the announcement on April, 30, 2008.

3. Forecast of consolidated financial results for FY2008 (April 1, 2008-March 31, 2009)

(%: changes from the previous fiscal year)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2008	11,000,000	3.5	232,000	15.9	240,000	11.0	150,000	1.9

	Basic EPS
	(yen)
FY2008	86.38

(Note)

Changes from the forecasts announced on October 31, 2008: Yes

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method : No changes

(2) Adoption of simplified accounting procedures and particular accounting procedures for quarterly financial reporting. : No changes

(3) Changes in accounting principle, procedure or display method for quarterly financial reporting

①Any changes in accordance with the revision in the accounting principle : No changes

②Any changes other than ① : No changes

(4) Number of outstanding shares

①Number of outstanding shares at the end of the term	December 31, 2008 (Common shares)	1,737,940,900
(Consolidated basis/Treasury shares are included)	March 31, 2008 (Common shares)	1,737,940,900
②Number of outstanding treasury shares at the end of the term	December 31, 2008 (Common shares)	1,492,619
	March 31, 2008 (Common shares)	1,414,364
③Average number of outstanding shares during the term	1st-3rd Quarter FY2008 (Common shares)	1,736,468,246
	1st-3rd Quarter FY2007 (Common shares)	1,733,368,208

<Notes to the description about future, other>

1.Forecast of consolidated financial results for FY2008 which is announced on October 31, 2008 is modified.

2.The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future. Assumptions of the above prospects are mentioned in page 14 "Qualitative Information on Financial Prospects for FY2008".

Marubeni Corporation
Financial Results

【Qualitative Information & Consolidated Financial Statements】

1. Qualitative Information on Consolidated Operating Results

<Business Environment>

An overview of the economic environment during the 9 months ended December 31, 2008 reveals that turmoil in the financial markets, arising from the sub-prime loan issue, escalated and the economy deteriorated in the main advanced nations or their regions. In the meantime, the economy decelerated in emerging nations as well, against the backdrop of factors such as a reduction in trade surpluses. Prices of primary commodities remained at a high level, which prompted an income transfer from non-resource countries and exerted downward pressure on the economy, but prices of those commodities started to drop from around July.

In the U.S., housing investment weakened and capital expenditure slowed down. In addition, consumer spending slowed down from around June in response to the elimination of the support of a drawback for duties paid, a deterioration in the employment and income environment and declining asset prices, as well as a tighter lending stance of financial institutions. After the failure of a major investment bank in September, turmoil in the financial market became increasingly serious and the economy deteriorated rapidly. In response to these circumstances, the Federal Reserve Board (FRB) announced an aggressive monetary easing policy that accompanies the purchase of mortgage-backed securities, and the Obama administration-in-waiting worked out a policy for implementing large-scale economic stimulus measures.

In Europe, consumer spending slowed down in response to price hikes amid softening business sentiment, and fixed asset investment including housing investment, and capital expenditure slowed. Exports also slowed down amid the global economic deceleration. In addition, turmoil in the financial market accelerated the economic deterioration. Therefore, at the European Union (EU) summit meeting the members agreed to implement economic stimulus measures and the central banks in Europe including the European Central Bank (ECB) implemented drastic interest rate cuts.

In Asia, the growth rate of the economy in this region remained high compared with the rates in advanced nations. However, consumer spending decelerated because of price rises, and the trade surplus decreased against the backdrop of factors including the global economic slowdown. As a result, the economy decelerated notably in non-resource countries.

In Japan, the trade surplus decreased in response to the global economic slowdown and an appreciation of the yen, and capital expenditure decreased and consumer spending weakened. Production lost ground reflecting such trends in domestic and foreign demand. In the meantime, the Bank of Japan (BOJ) announced a monetary easing policy that accompanies the purchase of commercial papers and the Aso Cabinet worked out an economic stimulus package.

Marubeni Corporation
Financial Results

<Consolidated Financial Results>

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	8,377,267	7,784,119	593,148
Gross trading profit	504,179	428,899	75,280
Operating profit	201,006	141,240	59,766
Income before income taxes	234,345	183,662	50,683
Net income	150,012	117,216	32,796

Revenue	3,374,291	3,048,845	325,446

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. "Operating profit" reflects the company's "Gross trading profit", less "Selling, general and administrative expenses" and "Provision for doubtful accounts". "Income before income taxes" corresponds to "income from continuing operations before income taxes and minority interests" in the Consolidated Statements of Income.

The consolidated total volume of trading transactions for the nine months ended December 31, 2008 increased 593.1 billion yen (7.6%) year-on-year, to 8,377.3 billion yen, due to favorable performances mainly in energy and food operations.

Gross trading profit grew 75.3 billion yen (17.6%) year-on-year, to 504.2 billion yen, driven by strong performances in each segment, notably in food, overseas corporate subsidiaries and branches, metals and mineral resources, power projects and infrastructure and energy operations.

While expenses, notably payroll expense, rose by 15.5 billion yen year-on-year, operating profit increased by 59.8 billion yen (42.3%) year-on-year, to 201.0 billion yen as a result of increased gross trading profit.

Income before income taxes increased 50.7 billion yen (27.6%) year-on-year, to 234.3 billion yen. This reflects an increase in operating profit, despite negative factors such as deterioration in the gains (losses) on investment securities due to valuation losses on listed investment securities. As a result, net income for the period grew 32.8 billion yen (28.0%) to 150.0 billion yen.

In the meantime, "Revenue" as defined under U.S. GAAP was 3,374.3 billion yen, or 325.4 billion yen (10.7%) higher than the same period a year previous.

Marubeni Corporation
Financial Results

Financial results for each operating segment were as follows.

Food:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	1,249,195	1,022,588	226,607
Gross trading profit	80,445	62,454	17,991
Operating profit	22,791	13,795	8,996
Equity in earnings of affiliated companies	-1,103	-532	-571
Net income	5,303	5,859	-556

Transactions amounted to 1,249.2 billion yen, an increase of 226.6 billion yen (22.2%) year-on-year, due to increased grain related transactions and a food distribution affiliate made into a subsidiary at the end of the second quarter of the last fiscal year. Gross trading profit amounted to 80.4 billion yen, an increase of 18.0 billion yen (28.8%) year-on-year, with the increased transactions. Operating profit amounted to 22.8 billion yen, an increase of 9.0 billion yen (65.2%) year-on-year in step with the increased gross trading profit. Despite the increased operating profit, net income for the period amounted to 5.3 billion yen, a decrease of 0.6 billion yen (9.5%) year-on-year, due to the combination of valuation losses on listed investment securities in this period and the absence of a gain on sale of investment securities in a year earlier period.

Lifestyle:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	382,012	442,197	-60,185
Gross trading profit	24,686	26,830	-2,144
Operating profit	6,064	5,760	304
Equity in earnings of affiliated companies	206	123	83
Net income	3,337	2,984	353

Transactions amounted to 382.0 billion yen, a decrease of 60.2 billion yen (13.6%) year-on-year with decreased transactions in textile materials and apparel products. Despite an increase in profit on transactions related to natural rubber, gross trading profit amounted to 24.7 billion yen, a decrease of 2.1 billion yen (8.0%) year-on-year, reflecting the significant impact from the

decrease in transactions in the above-mentioned products. In the meantime, operating profit amounted to 6.1 billion yen, an increase of 0.3 billion yen (5.3%) year-on-year, because of reduced expenses that more than offset the decrease in gross trading profit. As a result, net income for the period amounted to 3.3 billion yen, an increase of 0.4 billion yen (11.8%) year-on-year.

Forest Products:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	537,257	536,932	325
Gross trading profit	35,133	33,877	1,256
Operating profit	16,850	13,740	3,110
Equity in earnings of affiliated companies	-802	1,319	-2,121
Net income	9,799	7,218	2,581

Transactions amounted to 537.3 billion yen, which was on a par with the year earlier period, due to increased transactions in businesses related to industrial paper and chips, despite a decrease in transactions related to building materials. Gross trading profit amounted to 35.1 billion yen, an increase of 1.3 billion yen (3.7%) year-on-year with increased profit from Musi Pulp project and transactions related to building materials. Operating profit amounted to 16.9 billion yen, an increase of 3.1 billion yen (22.6%) year-on-year due to increased gross trading profit and reversal of allowance for doubtful accounts. Net income for the period grew 2.6 billion yen (35.8%) year-on-year, to 9.8 billion yen in step with increased operating profit and an alleviation of income tax burden on some businesses, despite a deterioration in equity earnings for a pulp manufacturing affiliate abroad.

Chemicals:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	692,359	675,255	17,104
Gross trading profit	25,669	23,444	2,225
Operating profit	9,304	7,638	1,666
Equity in earnings of affiliated companies	3,088	237	2,851
Net income	5,155	3,949	1,206

Marubeni Corporation
Financial Results

Transactions amounted to 692.4 billion yen, an increase of 17.1 billion yen (2.5%) year-on-year with increased transactions in plastics and inorganic & agricultural chemicals business. Gross trading profit increased 2.2 billion yen (9.5%) year-on-year, to25.7 billion yen with increased profit from transactions related to inorganic & agricultural chemicals and basic chemicals. Operating profit amounted to 9.3 billion yen, an increase of 1.7 billion yen (21.8%) year-on-year with increased gross trading profit. Net income for the period increased 1.2 billion yen (30.5%) year-on-year, to 5.2 billion yen despite valuation losses on listed investment securities, due to an increase in operating profit and a rise in equity earnings following the takeover of an overseas company involved in the synthetic rubber business.

Energy:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	2,515,877	2,186,911	328,966
Gross trading profit	77,858	67,541	10,317
Operating profit	57,969	44,858	13,111
Equity in earnings of affiliated companies	-622	330	-952
Net income	48,084	28,217	19,867

Transactions amounted to 2,515.9 billion yen, an increase of 329.0 billion yen (15.0%) year-on-year with the increased prices of petroleum and gas. Gross trading profit grew 10.3 billion yen (15.3%) year-on-year to 77.9 billion yen, due to increased transactions notably in the oil and gas concessions. Operating profit amounted to 58.0 billion yen, an increase of 13.1 billion yen (29.2%) year-on-year, with increased gross trading profit as well as decreased expenses. Net income for the period rose by 19.9 billion yen (70.4%) year-on-year to 48.1 billion yen due to gains on sales of investment securities and increased dividends, in addition to increased operating profit.

Marubeni Corporation
Financial Results

***Metals and Mineral Resources*:**

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	756,826	737,666	19,160
Gross trading profit	25,378	13,861	11,517
Operating profit	17,459	6,134	11,325
Equity in earnings of affiliated companies	11,367	11,813	-446
Net income	21,740	16,183	5,557

Transactions amounted to 756.8 billion yen, an increase of 19.2 billion yen (2.6%) year-on-year, due to increased prices of raw materials for steel making despite reductions in prices of nonferrous and light metal products and the volume of transactions in these products. Gross trading profit rose by 11.5 billion yen (83.1%) year-on-year to 25.4 billion yen, with the increased transactions and the increased margin in transactions related to light metals. Operating profit amounted to 17.5 billion yen, an increase of 11.3 billion yen (184.6%) year-on-year, in step with increased gross trading profit. Consequently, net income for the period amounted to 21.7 billion yen, an increase of 5.6 billion yen (34.3%) year-on-year.

***Transportation Machinery*:**

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	476,124	471,241	4,883
Gross trading profit	39,215	39,356	-141
Operating profit	10,594	11,532	-938
Equity in earnings of affiliated companies	3,276	3,506	-230
Net income	6,270	12,763	-6,493

Transactions increased 4.9 billion yen (1.0%) year-on-year to 476.1 billion yen, because of the increase in automotive related transactions. Gross trading profit amounted to 39.2 billion yen, a decrease of 0.1 billion yen (0.4%) year-on-year. Operating profit decreased by 0.9 billion yen (8.1%) year-on-year to 10.6 billion yen with decreased gross trading profit and increased expenses. Net income for the period amounted to 6.3 billion yen, a decrease of 6.5 billion yen (50.9%) year-on-year, due to valuation losses on listed investment securities and the absence of gains on sales of investment securities and alleviation of income tax burden posted in the same period of the previous year.

Marubeni Corporation
Financial Results

***Power Projects and Infrastructure*:**

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	352,366	226,570	125,796
Gross trading profit	37,302	26,976	10,326
Operating profit	17,742	10,433	7,309
Equity in earnings of affiliated companies	8,086	4,912	3,174
Net income	10,832	7,685	3,147

Transactions amounted to 352.4 billion yen, an increase of 125.8 billion yen (55.5%) year-on-year, due to the Caribbean integrated power businesses made into a subsidiary at the end of the second quarter of the last fiscal year. Gross trading profit rose by 10.3 billion yen (38.3%) year-on-year to 37.3 billion yen with increased transactions. Operating profit amounted to 17.7 billion yen, an increase of 7.3 billion yen (70.1%) year-on-year with increased gross trading profit. Net income for the period increased by 3.1 billion yen (40.9%) year-on-year to 10.8 billion yen, despite a deterioration in interest expense-net and foreign exchange gains (losses), due to the increased operating profit as well as increased profit on equity in earnings of affiliated companies with the acquisition of an overseas company involved in the power generation business.

***Plant, Ship & Industrial Machinery*:**

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	473,274	520,111	-46,837
Gross trading profit	18,413	17,842	571
Operating profit	4,755	3,189	1,566
Equity in earnings of affiliated companies	5,024	4,077	947
Net income	6,782	5,163	1,619

Transactions decreased by 46.8 billion yen (9.0%) year-on-year, to 473.3 billion yen, with the decreased transactions in plant-related business. Gross trading profit amounted to 18.4 billion yen, an increase of 0.6 billion yen (3.2%) year-on-year, due to increased transactions in the business related to pulp paper plant. Operating profit amounted to 4.8 billion yen, an increase of 1.6 billion yen (49.1%) year-on-year, with increased gross trading profit and reversal of allowance for doubtful accounts following debt collection overseas. Net income for the period

rose by 1.6 billion yen (31.4%) year-on-year, to 6.8 billion yen, due to the increased operating profit as well as increased profit on equity in earnings in the ship related business.

Real Estate Development:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	105,135	81,094	24,041
Gross trading profit	22,831	19,789	3,042
Operating profit	8,873	7,277	1,596
Equity in earnings of affiliated companies	165	283	-118
Net income	3,550	2,633	917

Transactions increased by 24.0 billion yen (29.6%) year-on-year to 105.1 billion yen, despite decreased transactions in overseas housing business, due to the increased transactions in investor-oriented real estate investment projects. Gross trading profit amounted to 22.8 billion yen, an increase of 3.0 billion yen (15.4%) year-on-year, with the increased transactions. Operating profit grew 1.6 billion yen (21.9%) year-on-year to 8.9 billion yen, in step with increased gross trading profit. Consequently, net income for the period rose by 0.9 billion yen (34.8%) year-on-year, to 3.6 billion yen.

FT, LT, IT & Innovative Business:

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	237,055	213,530	23,525
Gross trading profit	37,524	28,093	9,431
Operating profit	2,461	0	2,461
Equity in earnings of affiliated companies	628	504	124
Net income	1,017	4,255	-3,238

Transactions amounted to 237.1 billion yen, an increase of 23.5 billion yen (11.0%) year-on-year, due to the PC wholesale related business made into a subsidiary at the end of the second quarter of the last fiscal year. Gross trading profit rose by 9.4 billion yen (33.6%) year-on-year, to 37.5 billion yen, because of the increased profit of a domestic IT related company in addition to the increased transactions. Operating profit amounted to 2.5 billion yen, an increase of 2.5 billion yen year-on-year, with the increased gross trading profit in spite of an

increase in expense owing to the new subsidiary. Net income for the period decreased by 3.2 billion yen (76.1%) year-on-year, to 1.0 billion yen, because of the effect of losses related to fund management transactions and valuation losses on listed investment securities.

***Iron & Steel Strategies and Coordination*:**

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	1,006	722	284
Gross trading profit	1,006	722	284
Operating profit	-108	-220	112
Equity in earnings of affiliated companies	14,844	13,280	1,564
Net income	15,132	11,492	3,640

Transactions and gross trading profit amounted to 1.0 billion yen, an increase of 0.3 billion yen (39.3%) year-on-year. Operating loss improved by 0.1 billion yen year-on-year. Net income for the period increased by 3.6 billion yen (31.7%) year-on-year, to 15.1 billion yen, due to gains on sales of investment securities and increased profit on equity in earnings of affiliated companies.

***Overseas Corporate Subsidiaries and Branches*:**

(millions of yen)

	1st-3rd Quarter FY2008	1st-3rd Quarter FY2007	Variance
Total volume of trading transactions	1,203,380	1,227,097	-23,717
Gross trading profit	86,108	73,953	12,155
Operating profit	25,223	13,798	11,425
Equity in earnings of affiliated companies	811	1,252	-441
Net income	14,254	7,409	6,845

Transactions amounted to 1,203.4 billion yen, a decrease of 23.7 billion yen (1.9%) year-on-year, because of decreased transactions in metals and chemicals related transactions in Marubeni Thailand Co., Ltd. Gross trading profit rose by 12.2 billion yen (16.4%) year-on-year to 86.1 billion yen, due to increased transactions in the agrochemicals and fertilizer related businesses in Marubeni America Corporation. Operating profit amounted to 25.2 billion yen, an increase of 11.4 billion yen (82.8%) year-on-year, with increased gross trading profit. Consequently, net income for the period grew 6.8 billion yen (92.4%) year-on-year, to 14.3 billion yen.

2. Qualitative Information on Consolidated Financial Conditions

<Consolidated Financial Conditions>

(billions of yen)

	December 31 2008	March 31 2008	Variance
Total assets	5,246.5	5,207.2	39.3
Shareholders' equity	775.8	779.8	-4.0
Interest-bearing debt	2,669.4	2,442.3	227.1
Net interest-bearing debt (Net D/E ratio)	2,232.9 2.88 times	2,002.0 2.57 times	230.9 0.31 points

Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	2,214.6 2.85times	1,988.8 2.55 times	225.8 0.30 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts and bonds).

Total consolidated assets increased 39.3 billion yen from the end of the previous fiscal year, to 5,246.5 billion yen, due to increased investments in and long-term receivables due from affiliated companies as a result of execution of new investments, in spite of decreases in investment securities and other investments. Net interest-bearing debt rose by 230.9 billion yen year on year, to 2,232.9 billion yen, because of an increase in financing by short-term and long-term debt to meet the financing requirement for new investments. Consolidated shareholders' equity amounted to 775.8 billion yen, a decrease of 4.0 billion yen from the end of the previous fiscal year, due to the deterioration of currency translation adjustments and unrealized gains (losses) on investment securities. As a result, the net debt/equity ratio was 2.88 times.

Marubeni Corporation
Financial Results

<Cash Flows>

Cash and cash equivalents at the end of the period were 390.9 billion yen, a decrease of 11.3 billion yen from the end of the previous fiscal year.

(Operating activities)

Net cash generated from operating activities amounted to 113.2 billion yen despite the increase of business fund burden, due to steady operating income mainly from overseas natural resources related subsidiaries.

(Investing activities)

Net cash used in investing activities was 376.6 billion yen, primarily because of the execution of new investments in overseas natural resource related projects and power projects.

Therefore, free cash flow used in the period was negative 263.4 billion yen.

(Financing activities)

Net cash generated from financing activities came to 272.2 billion yen as a result of the financing by short-term and long-term debt to meet the financing requirement for new investments.

3. Qualitative Information on Financial Prospects for FY2008

An overview of the economic environment for the nine months ended December 31, 2008 reveals that turmoil in the financial markets, arising from the sub-prime loan issue, escalated, and the economy deteriorated in the main advanced nations and their regions. In the meantime, the economy decelerated in emerging nations as well against the backdrop of factors such as reductions in trade surpluses. After the failure of a major investment bank in September, turmoil in the financial market has become increasingly serious and the global economy has been deteriorating rapidly.

Looking at the prospect for the economic environment after January 2009, we expect the economic stagnation to continue in major countries and regions. We project that this recession will continue until the second half of 2009 and the economy will not get back on a recovery track until 2010.

Under such circumstances, reflecting the impact of global economy recession, sharp exchange rate fluctuations and commodity prices slump, we have revised our prospect for the consolidated financial prospects for FY2008, which were released on October 31, 2008, as listed in the following:

<Consolidated financial prospects for FY2008>

(billions of yen)

	Previous Forecast (A)	Revised Forecast (B)	Variance (B-A)	Variance ratio	Results FY2007
Total volume of trading transactions	11,900.0	11,000.0	-900.0	-7.6%	10,631.6
Operating profit	252.0	232.0	-20.0	-7.9%	200.2
Income before income taxes	270.0	240.0	-30.0	-11.1%	216.2
Net income	165.0	150.0	-15.0	-9.1%	147.2
EPS (yen)	95.02	86.38	-8.64	-9.1%	84.93

<Major assumptions (for the 4th quarter FY2008)>

Foreign exchange rate: USD1 = 90yen

JPY TIBOR: 1.000% USD LIBOR: 2.400%

Oil North Sea Brent: USD57 / Barrel Copper LME: USD3,940 / MT

Notes to the description about future: The above-stated projections are based on information that is available as of the date of release of this material and on certain assumptions considered reasonable. Actual business results may vary for a variety of causes which may arise in the future.

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method

: No changes.

(2) Adoption of simplified accounting procedures and particular accounting procedures for quarterly financial reporting

: None.

(3) Changes in accounting principle, procedure or display method for quarterly financial reporting

: No changes.

5. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets (Unaudited)

	Millions of yen December 31 2008	March 31 2008	Variance
Assets			
Current assets:			
Cash and cash equivalents	¥ 390,939	¥ 402,281	¥ -11,342
Time deposits	45,636	38,058	7,578
Investment securities	8,972	9,477	-505
Notes and accounts receivable - trade:			
Notes receivable	86,983	87,621	-638
Accounts receivable	1,066,736	1,120,945	-54,209
Due from affiliated companies	78,526	77,469	1,057
Allowance for doubtful accounts	-13,393	-13,347	-46
Inventories	450,654	474,512	-23,858
Advance payments to suppliers	189,964	211,626	-21,662
Deferred income taxes	31,312	40,003	-8,691
Prepaid expenses and other current assets	180,973	159,291	21,682
Total current assets	2,517,302	2,607,936	-90,634
Investments and long-term receivables:			
Affiliated companies	797,558	616,009	181,549
Securities and other investments	450,342	551,539	-101,197
Notes, loans and accounts receivable - trade, net of unearned interest	118,589	141,448	-22,859
Allowance for doubtful accounts	-41,752	-52,421	10,669
Property leased to others, at cost, less accumulated depreciation	165,301	173,014	-7,713
Total investments and long-term receivables	1,490,038	1,429,589	60,449
Net property, plant and equipment	846,475	798,779	47,696
Prepaid pension cost	6,792	7,334	-542
Deferred income taxes	104,475	91,910	12,565
Goodwill and intangible fixed assets	167,089	174,838	-7,749
Other assets	114,320	96,839	17,481
Total assets	¥ 5,246,491	¥ 5,207,225	¥ 39,266

Marubeni Corporation
Financial Results

	Millions of yen		
	December 31 2008	March 31 2008	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 302,469	¥ 236,027	¥ 66,442
Current portion of long-term debt	165,991	65,353	100,638
Notes and accounts payable-trade			
Notes and acceptances payable	189,318	177,071	12,247
Accounts payable	720,986	833,421	-112,435
Due to affiliated companies	49,219	62,444	-13,225
Advance payments received from customers	184,689	208,182	-23,493
Accrued income taxes	21,218	16,387	4,831
Deferred income taxes	3,932	2,156	1,776
Accrued expenses and other current liabilities	259,700	310,086	-50,386
Total current liabilities	1,897,522	1,911,127	-13,605
Long-term debt, less current portion	2,422,580	2,368,164	54,416
Employees' retirement benefits	23,283	23,622	-339
Deferred income taxes	46,361	43,731	2,630
Minority interests in consolidated subsidiaries	80,949	80,817	132
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,458	158,461	-3
Retained earnings	549,288	423,591	125,697
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	14,838	50,463	-35,625
Currency translation adjustments	-135,557	-53,609	-81,948
Unrealized losses on derivatives	-31,719	-18,410	-13,309
Pension liability adjustment	-41,504	-42,773	1,269
Cost of common stock in treasury	-694	-645	-49
Total shareholders' equity	775,796	779,764	-3,968
Total liabilities and shareholders' equity	¥ 5,246,491	¥ 5,207,225	¥ 39,266

(Note) These financial statements are based on US GAAP.

Marubeni Corporation
Financial Results

(2) Consolidated Statements of Income (Unaudited)

	Millions of yen			
	Nine months ended December 31		Variance	Ratio
	2008	2007		
Revenues:				
Revenues from trading and other activities	¥ 3,227,877	¥ 2,891,519	¥ 336,358	11.6%
Commissions on services and trading margins	146,414	157,326	-10,912	-6.9%
Total	3,374,291	3,048,845	325,446	10.7%
(Total volume of trading transactions (millions of yen) Nine months ended December 31, 2008; 8,377,267 Nine months ended December 31, 2007; 7,784,119)				
Cost of revenues from trading and other activities	2,870,112	2,619,946	250,166	9.5%
Gross trading profit	504,179	428,899	75,280	17.6%
Expenses and other:				
Selling, general and administrative expenses	-302,867	-286,461	-16,406	5.7%
Provision for doubtful accounts	-306	-1,198	892	-74.5%
Interest income	14,595	20,389	-5,794	-28.4%
Interest expense	-44,914	-50,159	5,245	-10.5%
Dividends income	21,807	16,531	5,276	31.9%
Impairment loss on investment securities	-25,120	-1,397	-23,723	-
Gain on sales of investment securities	21,541	13,478	8,063	59.8%
Gain (loss) on property, plant and equipment	-119	2,514	-2,633	-
Equity in earnings of affiliated companies-net	44,957	41,186	3,771	9.2%
Other – net	592	-120	712	-
Total	-269,834	-245,237	-24,597	10.0%
Income from continuing operations before income taxes and minority interests	234,345	183,662	50,683	27.6%
Provision for income taxes	76,444	61,061	15,383	25.2%
Income from continuing operations before minority interests	157,901	122,601	35,300	28.8%
Minority interests	-7,889	-5,385	-2,504	46.5%
Net income	150,012	117,216	32,796	28.0%
Comprehensive income (loss)				
Net Income	150,012	117,216	32,796	28.0%
Unrealized gains on investment securities	-35,625	-24,607	-11,018	44.8%
Currency translation adjustments	-81,948	-1,031	-80,917	-
Unrealized losses on derivatives	-13,309	-2,394	-10,915	455.9%
Pension liability adjustment	1,269	2,046	-777	-38.0%
Toal	20,399	91,230	-70,831	-77.6%

(Note)These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen Nine months ended December 31 2008
Operating activities	
Net income (loss)	150,012
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	75,089
Provision for doubtful accounts	306
Equity in earnings of affiliated companies, less dividends received	−12,886
(Gain) loss on investment securities	3,579
(Gain) loss on property, plant and equipment	119
Deferred income taxes	16,886
Changes in operating assets and liabilities:	
Notes and accounts receivable	23,436
Inventories	−9,568
Notes, acceptances and accounts payable	−78,326
Other	−55,472
Net cash provided by operating activities	113,175
Investing activities	
Net decrease (increase) in time deposits	−19,138
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	−217,863
Proceeds from sales /expenditure for purchases of property and	−145,477
Collection of loans receivable and loans made to customers	5,858
Net cash provided (used) by investing activities	−376,620
Financing activities	
Net increase (decrease) in short-term loans	90,807
Proceeds from/payment of long-term debt	207,795
Cash dividend - common and preferred stocks	−24,315
Purchase of treasury stock, net	−68
Other	−2,044
Net cash used (provided) in financing activities	272,175
Effect of exchange rate changes on cash and cash equivalents	−20,072
Net increase (decrease) in cash and cash equivalents	−11,342
Cash and cash equivalents at beginning of period	402,281
Cash and cash equivalents at end of period	390,939

(Note) These financial statements are based on US GAAP.

(4) Occurrence of an event or situation which creates doubt about the going concern : No occurences

(5) Operating Segments (Unaudited)

◆ *Nine months ended December 31, 2008*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	1,249,195	382,012	537,257	692,359	2,515,877
Gross trading profit	80,445	24,686	35,133	25,669	77,858
Operating profit (loss)	22,791	6,064	16,850	9,304	57,969
Equity in earnings (losses) of affiliated companies	-1,103	206	-802	3,088	-622
Segment net income (loss)	5,303	3,337	9,799	5,155	48,084
Segment assets (as of December 31, 2008)	661,341	170,991	467,647	204,959	617,485

	Metals & Mineral Resources	Transportation Machinery	Power Projects & Infrastructure	Plant, Ship & Industrial Machinery	Real Estate Development
Total volume of trading transactions	756,826	476,124	352,366	473,274	105,135
Gross trading profit	25,378	39,215	37,302	18,413	22,831
Operating profit (loss)	17,459	10,594	17,742	4,755	8,873
Equity in earnings (losses) of affiliated companies	11,367	3,276	8,086	5,024	165
Segment net income (loss)	21,740	6,270	10,832	6,782	3,550
Segment assets (as of December 31, 2008)	459,280	261,012	690,373	328,825	345,499

	FT, LT, IT & Innovative Business	Iron & Steel Strategies and Coordination	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	237,055	1,006	1,203,380	-604,599	8,377,267
Gross trading profit	37,524	1,006	86,108	-7,389	504,179
Operating profit (loss)	2,461	-108	25,223	1,029	201,006
Equity in earnings (losses) of affiliated companies	628	14,844	811	-11	44,957
Segment net income (loss)	1,017	15,132	14,254	-1,243	150,012
Segment assets (as of December 31, 2008)	243,135	96,162	540,568	159,214	5,246,491

◆ *Nine months ended December 31, 2007*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	1,022,588	442,197	536,932	675,255	2,186,911
Gross trading profit	62,454	26,830	33,877	23,444	67,541
Operating profit (loss)	13,795	5,760	13,740	7,638	44,858
Equity in earnings (losses) of affiliated companies	-532	123	1,319	237	330
Segment net income (loss)	5,859	2,984	7,218	3,949	28,217
Segment assets (as of March 31, 2008)	631,860	178,662	473,106	226,418	641,938

	Metals & Mineral Resources	Transportation Machinery	Power Projects & Infrastructure	Plant, Ship & Industrial Machinery	Real Estate Development
Total volume of trading transactions	737,666	471,241	226,570	520,111	81,094
Gross trading profit	13,861	39,356	26,976	17,842	19,789
Operating profit (loss)	6,134	11,532	10,433	3,189	7,277
Equity in earnings (losses) of affiliated companies	11,813	3,506	4,912	4,077	283
Segment net income (loss)	16,183	12,763	7,685	5,163	2,633
Segment assets (as of March 31, 2008)	333,769	274,539	670,810	351,541	325,133

	FT, LT, IT & Innovative Business	Iron & Steel Strategies and Coordination	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	213,530	722	1,227,097	-557,795	7,784,119
Gross trading profit	28,093	722	73,953	-5,839	428,899
Operating profit (loss)	0	-220	13,798	3,306	141,240
Equity in earnings (losses) of affiliated companies	504	13,280	1,252	82	41,186
Segment net income (loss)	4,255	11,492	7,409	1,406	117,216
Segment assets (as of March 31, 2008)	253,622	105,077	536,718	204,032	5,207,225

◆ *Variance*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	226,607	-60,185	325	17,104	328,966
Gross trading profit	17,991	-2,144	1,256	2,225	10,317
Operating profit (loss)	8,996	304	3,110	1,666	13,111
Equity in earnings (losses) of affiliated companies	-571	83	-2,121	2,851	-952
Segment net income (loss)	-556	353	2,581	1,206	19,867
Segment assets	29,481	-7,671	-5,459	-21,459	-24,453

	Metals & Mineral Resources	Transportation Machinery	Power Projects & Infrastructure	Plant, Ship & Industrial Machinery	Real Estate Development
Total volume of trading transactions	19,160	4,883	125,796	-46,837	24,041
Gross trading profit	11,517	-141	10,326	571	3,042
Operating profit (loss)	11,325	-938	7,309	1,566	1,596
Equity in earnings (losses) of affiliated companies	-446	-230	3,174	947	-118
Segment net income (loss)	5,557	-6,493	3,147	1,619	917
Segment assets	125,511	-13,527	19,563	-22,716	20,366

	FT, LT, IT & Innovative Business	Iron & Steel Strategies and Coordination	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	23,525	284	-23,717	-46,804	593,148
Gross trading profit	9,431	284	12,155	-1,550	75,280
Operating profit (loss)	2,461	112	11,425	-2,277	59,766
Equity in earnings (losses) of affiliated companies	124	1,564	-441	-93	3,771
Segment net income (loss)	-3,238	3,640	6,845	-2,649	32,796
Segment assets	-10,487	-8,915	3,850	-44,818	39,266

(Note 1) In April 2008, Marubeni made some changes in its business segmentation.
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products". "Transportation & Industrial Machinery","Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery". "Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business". "Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment. Segmental information for FY2007 has been altered accordingly.

(Note 2) For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(6) Significant changes in owners' equity going concern : No changes

January 30, 2009
Marubeni Corporation

* This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Financial Results for the 3rd Quarter of FY2008 and Prospects for FY2008 (US GAAP Basis)

(Unit: billions of yen)

Operating Results	FY2008 1Q-3Q Results	FY2007 1Q-3Q Results	FY07/08 Variance	Variance in Percentage	Prospects for FY2008: Revised prospect as of January 2009	Progress ratio	(Reference) Revised prospect as of October 2008
Total volume of trading transactions (*1)	¥ 8,377.3	¥ 7,784.1	¥ 593.1	8%	¥ 11,000.0	76%	¥ 11,900.0
Gross trading profit	504.2	428.9	75.3	18%	650.0	78%	675.0
Selling, general and administrative expenses	-302.9	-286.5	-16.4	-	-415.0	-	-420.0
Provision for doubtful accounts	-0.3	-1.2	0.9	-	-3.0	-	-3.0
Operating profit (*1)	201.0	141.2	59.8	42%	232.0	87%	252.0
Interest expense, net of interest income	-30.3	-29.8	-0.5	-	-42.0	-	-44.0
Dividends	21.8	16.5	5.3	-	25.0	-	27.0
Gain (loss) on investment securities	-3.6	12.1	-15.7	-	}		}
Gain (loss) on property and equipment	-0.1	2.5	-2.6	-	-20.0	-	-25.0
Other-net	0.6	-0.1	0.7		}		}
Equity in earnings (losses) of affiliated companies	45.0	41.2	3.8	-	45.0	-	60.0
Income (loss) from continuing operations before income taxes	234.3	183.7	50.7	28%	240.0	98%	270.0
Provision (benefit) for income taxes	-76.4	-61.1	-15.4	-	-80.0	-	-95.0
Minority interests in consolidated subsidiaries	-7.9	-5.4	-2.5	-	-10.0	-	-10.0
Net income (loss)	150.0	117.2	32.8	28%	150.0	100%	165.0

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Revenue (*2)	3,374.3	3,048.8	325.4	11%			

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*3)	201.3	142.4	58.9	41%	235.0	86%	255.0
Core earnings (*4)	237.8	170.4	67.4	40%	263.0	90%	298.0

(*3) Adjusted operating profit = Gross trading profit + SGA expenses
(*4) Core earnings = Adjusted operating profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

Financial Condition	December 31, 2008	March 31, 2008	Variance from March 31
Total assets	5,246.5	5,207.2	39.3
(Current assets)	(2,517.3)	(2,607.9)	(-90.6)
(Fixed assets)	(2,729.2)	(2,599.3)	(129.9)
Shareholders' equity	775.8	779.8	-4.0
Interest-bearing debt	2,669.4	2,442.3	227.1
Net interest bearing debt	2,232.9	2,002.0	230.9
D/E ratio (*5)	2.88 x	2.57 x	0.31 points

(*5) D/E ratio is calculated based on net interest-bearing debt.

Cash Flow	1Q-3Q FY2008
Cash flow from operating activities	113.2
Cash flow from investing activities	-376.6
Free Cash Flows	-263.4
Cash flow from financing activities	272.2
Effect of exchange rate changes	-20.1
Changes in cash and cash equivalents	-11.3

Major Financial Indicators and Yearly Prospects	1Q-3Q FY2008	1Q-3Q FY2007	Variance	Prospects for 4Q FY2008
Foreign Exchange Rate (YEN/USD)	102.84	117.28	(Yen appreciation by 14.44 yen)	90
JPY TIBOR(%)	0.851	0.776	(rise by 0.075% points)	1.000
USD LIBOR(%)	2.811	5.277	(down by 2.466% points)	2.400
Oil (USD/Barrel) North Sea Brent	112	67	(rise by USD 45/barrel)	57
Copper (USD/MT) LME	7,966	7,089	(rise by USD 877/MT)	3,940

*1 Figures for North Sea Brent oil and LME copper for 1Q-3Q are the average of the actual prices for the nine months of January to September.
*2 Figures for North Sea Brent oil and LME copper for 4Q are the average prices for the three months of October to December.

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	FY2008 1Q-3Q	Domestic	Overseas	FY2007 1Q-3Q	Domestic	Overseas	Variance	Domestic	Overseas
No. of profit making companies	344	129	215	343	128	215	1	1	0
Surplus amount	185.5	43.4	142.1	127.9	35.5	92.4	57.6	7.9	49.7
No. of loss making companies	113	40	73	99	39	60	14	1	13
Deficit amount	-21.7	-8.6	-13.1	-14.3	-7.8	-6.5	-7.4	-0.8	-6.6
No. of companies, total	457	169	288	442	167	275	15	2	13
Net Income (loss)	163.8	34.8	129.0	113.6	27.7	85.9	50.2	7.0	43.1
Ratio of profit making companies	75.3%	76.3%	74.7%	77.6%	76.6%	78.2%	-2.3%	-0.3%	-3.5%

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.

Outline of Financial Results for the 3rd Quarter of FY2008

Highlights of 1st to 3rd Quarters of FY2008 Financial Results

○ **Net income amounted to 150.0 billion yen, which renewed our record for the period, achieving an increase by 32.8 billion yen or 28% year-on-year.**

○ **Gross trading profit for the period amounted to 504.2 billion yen, increased by 75.3 billion yen or 18% compared with the same period of the previous year.**
Operating profit increased by 59.8 billion yen or 42% to 201.0 billion yen.
Income from continuing operations before income taxes increased by 50.7 billion yen or 28% to 234.3 billion yen.

○ **Adjusted operating profit increased by 58.9 billion yen or 41% to 201.3 billion yen, and core earnings rose 67.4 billion yen or 40% to 237.8 billion yen.**

○ **Shareholders' equity decreased by 4.0 billion yen to 775.8 billion yen, despite the build up of net income. This is because accumulated other comprehensive loss-net increased in accordance with the declines in stock prices and the appreciation of the yen.**

○ **Net interest-bearing debt was 2,232.9 billion yen, with an increase by 230.9 billion yen. The D/E ratio was 2.88 times.**

Main Items

1) **Total volume of trading transactions ... 8,377.3 billion yen**
Total trading transactions increased by 593.1 billion yen over the same period of the previous fiscal year. (Effect of yen appreciation is -490.0 billion yen.)
By segment, major growth was recorded in Energy (+329.0 billion yen) and Food (+226.6 billion yen).

2) **Gross trading profit ... 504.2 billion yen**
Year-on-year growth was 75.3 billion yen. Please see below chart for segmental figures.

3) **Selling, general, and administrative expenses ... -302.9 billion yen**
Year-on-year increase was 16.4 billion yen, owing mainly to personnel expenses.

4) **Provision for doubtful accounts ... -0.3 billion yen**
This item improved by 0.9 billion yen, in accordance with collection of receivables.

5) **Interest expense, net of interest income ... -30.3 billion yen**
This item increased by 0.5 billion yen year on year.

6) **Dividends ... 21.8 billion yen**
Year-on-year increase of 5.3 billion yen due to energy business.

7) **Gain (Loss) on investment securities ... -3.6 billion yen**
- Gain (Loss) on sales of investment securities 21.5 billion yen (+ 8.1 billion yen year-on-year)
- Valuation loss on investment securities -25.1 billion yen (-23.7 billion yen year-on-year)

Despite the increase in gain on sales of investment securities, the appraisal losses on listed stocks diminished the net gain by -15.7 billion yen compared with the same period the previous year.

8) **Gain (Loss) on property and equipment ... -0.1 billion yen**
- Gain on sale of property and equipment 1.7 billion yen (-2.3 billion yen year-on year)
- Loss on sale /Valuation loss of property and equipment -1.8 billion yen (-0.4 billion yen year-on-year)

The net gain/loss slipped by -2.6 billion yen year-on-year.

9) **Other-net ... 0.6 billion yen**
This item improved by 0.7 billion yen year-on-year.

10) **Equity in earnings (losses) of affiliated companies ... 45.0 billion yen**
This item increased by 3.8 billion yen year-on-year.

Marubeni-Itochu Steel Inc.	13.9 billion yen	(+1.3 billion yen year-on-year)
Los Pelambres copper business	9.6 billion yen	(-0.9 billion yen year-on-year)
Ever Power	2.5 billion yen	(+2.5 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit: 1Q-3Q FY08	1Q-3Q FY07	Variance	Net income (loss): 1Q-3Q FY08	1Q-3Q FY07	Variance	Main reasons for increase/decrease
Food	80.4	62.5	18.0	5.3	5.9	-0.6	A group firm which became a subsidiary at the end of the 2nd quarter of FY2007 pushed up gross trading profit for this term, along with the earnings from grain trade. Net income decreased due to appraisal losses on listed stocks and the effect from gains on sales of marketable securities posted in the previous year.
Lifestyle	24.7	26.8	-2.1	3.3	3.0	0.4	Despite profit increase in natural rubber trade, gross trading profit declined due to shrinkage of profit in apparel products and textile materials. Net profit for the period increased because of cost cutting, notwithstanding.
Forest Products	35.1	33.9	1.3	9.8	7.2	2.6	MUSI Pulp business and construction material trade pushed up gross trading profit. Net income improved according to increase in gross trading profit and improvement in income taxes, despite the decline in equity in earnings from overseas pulp processing business.
Chemicals	25.7	23.4	2.2	5.2	3.9	1.2	Gross trading profit increased due to higher sales in inorganic, agricultural and basic chemicals. Gross trading profit and increase in equity in earnings pushed up net income, in spite of the appraisal loss on listed stocks.
Energy	77.9	67.5	10.3	48.1	28.2	19.9	Gross trading profit increased mainly in concession business. Net income was pushed up by gains on marketable securities and higher dividends received, along with increased gross trading profit.
Metals & Mineral Resources	25.4	13.9	11.5	21.7	16.2	5.6	Both gross trading profit and net income for this segment rose due to higher prices in steel materials and also due to improvement of profit margin in light metal transactions.
Transportation Machinery	39.2	39.4	-0.1	6.3	12.8	-6.5	Gross trading profit stayed at the same level as the same period the previous year. Gain on marketable shares posted last year and appraisal loss on listed stocks caused net income decrease for this period.
Power Projects & Infrastructure	37.3	27.0	10.3	10.8	7.7	3.1	Gross trading profit increased with contribution from Caribbean vertically integrated power project, which was consolidated as a subsidiary at the end of the 2nd quarter last year. In addition, improvement in equity in earnings of overseas IPP business pushed up the segmental net income.
Plant, Ship & Industrial Machinery	18.4	17.8	0.6	6.8	5.2	1.6	Gross trading profit improved along with a new business in pulping machinery. Reversal of the provision for doubtful account and increased equity in earnings from ship-related business pushed up the segmental net income.
Real Estate Development	22.8	19.8	3.0	3.6	2.6	0.9	Both gross trading profit and net income increased from profit rise on sales of real estate for institutional investors.
FT, LT, IT & Innovative Business	37.5	28.1	9.4	1.0	4.3	-3.2	Gross trading profit increased owing to a PC wholesale group firm which became a subsidiary at the end of the 2nd quarter of FY2007 and profit increase in other domestic IT related subsidiaries. However, net income dropped due to loss on fund management and appraisal loss on listed stocks.
Iron & Steel Strategies and Coordination	1.0	0.7	0.3	15.1	11.5	3.6	Net income for the period increased due to gains on sales of marketable securities and rise in equity in earnings.
Overseas corporate subsidiaries & branches	86.1	74.0	12.2	14.3	7.4	6.8	Net income was pushed up by gross trading profit increased mainly in Marubeni America Corporation.
Corporate & elimination	-7.4	-5.8	-1.6	-1.2	1.4	-2.6	———
Consolidated	504.2	428.9	75.3	150.0	117.2	32.8	

(Note) In April 2008, Marubeni made some changes in its business segmentation.
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products".
"Transportation & Industrial Machinery","Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery".
"Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business".
"Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.
Segmental information for FY2007 has been altered accordingly.

Outline of FY2008 Prospects

○ **In consideration of slowdown in the world economy, fluctuant exchange rates and slumping commodity prices, the yearly prospect for net income for FY2008 has been revised to 150.0 billion yen. It is a change from 165.0 billion yen which was announced on October 31, 2008.**

○ **Yearly cash dividend for this term is planned to be 14 yen per share. Year-end cash dividend is to be 7 yen per share as announced in April 2008.**

82-616

Marubeni CORPORATION

News Release

Marubeni has concluded Joint Venture Agreement with MTU(Tognum) Groupregarding MTU Diesel Engine Distribution for Japanese Market

Marubeni Corporation
Nov.18, 2008

On November 17, 2008, Marubeni Corporation (hereinafter "Marubeni") concluded a Joint Venture Agreement with MTU (Tognum) group (hereinafter "MTU"), a world-leading diesel engine manufacturer in Germany, to participate in a distribution business in Japan.
On January 1, 2009, Marubeni will take over 49 percent share of MTU Japan Co. Ltd (hereinafter "MTU Japan"), distribution arm of MTU. The new company will operate under the name MTU-Marubeni Co., Ltd.
MTU is a world-leading manufacturer of high-speed diesel engine with 25% share owned by Daimler AG. MTU products are highly-esteemed in the market for the wide range lineup covering up to 9200 kW for marine, industrial, rail, defense and onsite-energy system applications. MTU has a prominent position in the European Market, and has expanded in North America and Asia Oceania Markets.
Marubeni has enjoyed successful cooperation with MTU as sales agent in the defense technology sector since 2003. MTU has been promoting marine, industrial, onsite-energy diesel engines and services for Japan Coast Guard, construction machinery manufacturers and other customers.
Under the new joint venture, MTU and Marubeni will consolidate respective resources to meet the needs of these businesses for enhanced service and growth.
One of the aims of MTU-Marubeni is to elevate customer satisfaction by providing high quality products and service based on the existing service network established by MTU in Japan. By doing so, the joint venture looks to achieve above-average growth in all the relevant off-high way markets.

<Outline of MTU Marubeni>
Location : 11-13, 3-Chome, Nihonbashi, Chuo-ku, Tokyo
Establishment : January 1, 2009
Share Capital : 35,000,000 Yen
Share Holding ratio : MTU 51?, Marubeni 49?
Employee : 20
Outline of Business : Distribution of MTU Diesel Engines and Spare Parts
(As of January 1, 2008)

<Outline of MTU (Tognum) Group>
Representative : Volker Heuer, Chairman & CEO
Location : Maybachplatz 1, 88045 Friedrichshafen / Germany
Establishment : 1909
Share Capital : 131,375,000 Euro
Employee : 8,179
Outline of Business : Manufacturer of Diesel Engine for marine, industrial, rail, defense and onsite-energy (As of December 31, 2007)

82-616

Marubeni CORPORATION

Investment in IPP Business in Taiwan
—Marubeni Acquired21.42% Shares of Hsin Tao Power Corporation Gas-Fired Combine Cycle Power Plant in Taiwan—

Nov. 28, 2008
Marubeni Corporation

Marubeni Corporation (hereafter "Marubeni") has concluded the Share Purchase Agreement acquires 21.42% shares of Hsin Tao Power Corporation (hereafter "Hsin Tao Power") through Taiwan Top Power Holdings. Co., Ltd., which is the holding company 100% owned by Marubeni. Hsin Tao Power, located in Hsin Chu prefecture, a north part in Taiwan, runs power sale for Taiwan Power Company (hereafter "TPC"). The total purchase price is approx. US$ 77 million (equivalent to JPY 7.7 billion), and US$34 million (equivalent to JPY 3.4 billion) has been funded by the syndicate loan from Taiwanese Lenders, lead arranged by China Development Industrial Bank (hereafter "CDIB").

Marubeni acquires in aggregate of 21.42% shares of Hsin Tao Power, 15.95% shares from CDIB, 2.07% shares from TSRC Corporation (hereafter "TSRC"), 1.70% shares from Fubon Insurance Co., Ltd (hereafter "Fubon Insurance") and 1.70% shares from Fubon Life Assurance Co., Ltd. (hereafter "Fubon Life").

Because of the tight supply-demand situation of electricity in Taiwan, TPC invited the 2st round IPP bid in 1995, and Ever Green Group, one of the major corporation group in Taiwan, has developed, this project, which contained total 600MW LNG- fired combine cycle power plant constructed and operated initially. Because of its steady operation and stable profit with having 25 years long term Power Purchase Agreement with TPC, Marubeni has decided to acquire the shares in Hsin Tao Power through the direct negotiation with each Seller.

Marubeni envisions Overseas IPP Investment as one of the core growing business fields and has been active in growing strong global IPP asset portfolio, and became holding gross capacity of 23,604MW and net capacity (with prorate its ownership percentage) of 7,445MW as the result of this acquisition. In the Taiwanese market, Marubeni becomes holding net capacity of 513MW through this investment in Taiwanese IPP Business, subsequently to first investment as the acquisition of 40% shares of Ever

Power IPP Co., Ltd in Jan. 2008, and the Taiwanese portfolio becomes 3rd largest in our Asian IPP market followed by Philippines and Singapore.

In Taiwan, IPP projects have been playing very important role to support TPC's stable electricity supply. Marubeni does hope to expand IPP business in Taiwan as one of the core market in Asia-Pacific, and will work on the IPP project aggressively and wish to contribute the supply of the electricity in Taiwan.

【Outline of Hsin Tao Power Corporation】
Location : 68 Taipower Village, Lin 5, Jen-an Li, Kuan-His Town, Hsin-Chu County, Taiwan, R.O.C.
Establishment: : Jun. 16, 1998
Outline of Business : Power Sales under the BOO scheme for 25 years for TPC
Assets: LNG fired combined cycle power plant made by GE with its capacity at 600MW
Commercial Operation : May, 2002

【Outline of Sellers】
China Development Industrial Bank
Establishment : May 14, 1959
Headquarters : No.125, Sec. 5, Nanjing E Rd., Songshan District, Taipei City, Taiwan, R.O.C.
Outline of Business : Financing Businesses

TSRC Corporation
Establishment : Nov. 22, 1973
Headquarters: 18 F, No. 95, Wec.2, Dunhua S. Rd., Da-an District, Taipei City, Taiwan, R.O.C.
Outline of Business : Manufacture (Synthetic Rubber)

Fubon Insurance Co., Ltd
Establishment : Dec. 19, 2001
Headquarters : No. 327, Sec.1, Jianguo S. Rd., Da-an District, Taipei City, Taiwan, R.O.C.
Outline of Business : Property & Liability Insurance

Fubon Life Assurance Co., Ltd.

Establishment : Jun. 3, 1993
Headquarters : 14 F, No. 108, Sec. 1, Dunhua S. Rd., Songshan District, Taipei City, Taiwan, R.O.C.
Outline of Business : Life Insurance

【The Syndicate Loan from Taiwanese Lenders, lead arranged by CDIB】
Loan Amount : NT$1,100 Million (Approx. US$34 Million)
Facility Agent : CDIB
Arrangers : CDIB, Cathay United Bank
Lenders : Syndicate Loan by 2 banks as above.

<Site Photo of Hsin Tao Power>



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Marubeni
CORPORATION

Acquisition of Australian Gas and Power Assets

December 12, 2008
Marubeni Corporation

Marubeni Corporation and Osaka Gas completed their official processes for acquisition of 80.1% equity interest of APA GasNet Australia Investment Limited (GAIL), a wholly owned subsidiary of APA Group in Australia. According to the agreement reached by the three companies today, the equity composition of GAIL will be; Marubeni 49.9%, Osaka Gas 30.2%, APA 19.9%. Upon this transaction, GAIL has changed its name to Energy Infrastructure Investment Pty Limited (EII).

APA is a major energy company managing gas pipelines, gas processing plants, and gas storage facilities throughout Australia. In recent years, APA has also been penetrating in power generation, power transmission, and gas distribution businesses. Marubeni and Osaka Gas will be taking part in business involving energy-related assets that have been transferred from APA, through investment towards EII. EII will be operating gas pipelines, power generating facilities, gas processing plants and interconnectors within Australia, and is expected to generate stable revenue for mid- and long-term, based on long-term contracts and regulated rate system. (See below for EII assets.)

Marubeni, Osaka Gas, and APA will devote to succeeding in EII projects, and will contribute to development of the Australian energy industry as they expand business portfolio in Australia.

The assets of EII consist of the following;

<EII Assets>

1. Murraylink (Transmission Line 176km)
2. Directlink (Transmission Line 63km)
3. Telfer (Gas Pipeline 442km)
4. Nifty (Gas Pipeline 46km)
5. Bonaparte (Gas Pipeline 286km)
6. Wickham Point (Gas Pipeline 13km)
7. Mt Isa (Power Station 32000kw)
8. Daandine (Power Station 27000kw)
9. Kogan North (Gas Processing Facility320,000 m^3/day)
10. Tipton West (Gas Processing Facility770,000 m^3/day)



5
6
Mt Isa
7
3
4
8
10
9
2
1

<Company Profile>
Name: Marubeni Corporation
Headquarters: Tokyo JAPAN
President and CEO: Teruo Asada
Capital: 262 billion yen
Founded: December 1949
Business Outline: General trading company
Sales: 10.6 trillion yen (as of March 2008)

Name: Osaka Gas Co., Ltd.
Headquarter: Osaka JAPAN
President and CEO: Hiroshi Ozaki
Capital: 132 billion yen
Founded: April 1897
Business Outline: Distribution of gas, generation and distribution of power, etc.
Sales: 1.2 trillion yen (as of March 2008)

Name : APA Group
Location : New South Wales, Australia
Founded : 2000
Business Outline :
Gas pipeline, gas processing plant, gas fired power station, gas storage facility, power transmission line, etc.
Largest Shareholders :
Petronas Australia Pty Ltd 13.38%
HSBC Custody Nominees (Australia) Limited 6.43%
RBC Dexia Investor Services Australia Nominees Pty Limited 5.21%

Contact:

Marubeni Corporation
Corporate Communications Dept., Media Relations Section
TEL: 03(3282)4260

Osaka Gas Co., Ltd
Corporate Communications Dept., Media Relations Team
TEL: 06(6205)4515

82-616

Marubeni CORPORATION

News Release

Marubeni Corporation has been recognized as a leading company in sustainability by the global survey company SAM

Marubeni Corporation
Jan. 30, 2009

Marubeni Corporation was selected in September 2008 as a member of the Dow Jones Sustainability World Index (DJSI World), an index of companies leading in the field of socially responsible investment (SRI). In addition, SAM (Sustainable Asset Management AG), a global survey and rating company that analyzes candidate companies for inclusion in DJSI World, has recently announced that Marubeni Corporation will be included in SAM's "The Sustainability Yearbook 2009" as a leading company in sustainability, and has also been awarded the following Sustainability Distinctions: SAM Sector Leader, SAM Sector Mover, and SAM Silver Class.

SAM Sector Leader is awarded to the company with the highest sustainability performance in each industry sector;
SAM Sector Mover is awarded to the company with the largest improvement over the past year in sustainability performance across economic, environmental and social dimensions;
SAM Silver Class is awarded to the company (or companies) with high level of overall sustainability performance.

Marubeni Corporation has announced efforts to improve corporate social responsibility (CSR) and environmental awareness as important elements of its current mid-term management plan "SG2009", which began from fiscal year 2008. Marubeni will continue its CSR efforts toward the goal of realizing a sustainable society.

"The Sustainability Yearbook 2009"

sam | 2009 sector leader

sam | 2009 sector mover

sam | 2009 silver class

82-616

Marubeni CORPORATION

News Release

Marubeni Donates to the Bushfire Disaster in Victroria State, Australia

Marubeni Corporation
Feb. 13, 2009

Marubeni Corporation and Marubeni Australia Ltd. announce that they will donate A$100,000 to "Victorian Bushfire Appeal 2009" in Victoria State, Australia.

We would like to express our deepest condolences to the families and victims of the bushfires.

82-616

Marubeni CORPORATION

News Release

Plantation and Wood Chip Businesses in Brazil and Australia Obtain Forest Certification - Toward certified trees/planted trees for all Nippon Paper imports of hardwood chips-

Nippon Paper Industries Co., Ltd.
Marubeni Corporation
Feb. 18, 2009

On December 23, 2008, the plantation and wood chip business, AMCEL (Amapa Florestal e Celulose S.A. *Note 1), jointly owned and managed by Nippon Paper Industries Co., Ltd. and Marubeni Corporation in Brazil, obtained the FSC (Forest Stewardship Council) forest certification, a well-known system of forest certification with worldwide coverage. On January 23, 2009, the State forests in Western Australia where WAPRES (WA Plantation Resources Pty. Ltd. *Note 2), the plantation and wood chip export company jointly owned and managed by both companies in Australia, purchases part of the raw material for wood chips, also obtained the AFS (Australian Forestry Standard *Note 3) certification. As WAPRES had already obtained the AFS certification for its own plantations since 2004, the Company's chipping facilities are expected to obtain the CoC (Chain of Custody *Note 4) certification very soon. These achievements make all the WAPRES wood chip exports to Japan CoC certified.

Achieving the Targets in the Environmental Action Plan
As laid out in the environmental action plans for the Nippon Paper Group, Nippon Paper Industries is working toward stated targets including "all domestic and overseas Company-owned forest shall acquire forest certifications by 2008" and "the ratio of hardwood chips derived from certified forets and plantation against imported hardwood chips shall be 100% by 2008." On this occasion, we have been able to achieve these targets thanks to the forest certification obtained by these two companies (*Note 5). From now on, we will steadfastly practice sustainable raw material procurement while aiming to realize Group Vision 2015, which will grow corporate value for the Nippon Paper Group in the future.

Increasing the Value of the Business by Obtaining Forest Certification
Marubeni aims to "expand the value chain from raw materials to finished products" by developing the pulp and paper industries upstream and downstream across the whole domain. In the upstream domain, in particular, the company is involved with operations and investments in plantation businesses in overseas, including Australia and Brazil as the Company believes that there is ever more importance on securing planted tree resources. With these two companies obtaining the forest certification, the value of the business are increased and lead to the "sustainable growth" stipulated in the "SG2009" the medium term management plan for the Company Group.

(Notes)
*1. Amapa Florestal e Celulose S.A.
Established : 1976
Location : Santana, Amapá, Brazil
Capital Structure : Nippon Paper Industries 50%, Marubeni Corporation 50%
Annual Turnover : 100 million BRL (approx. 3.8 billion yen)
Planted Area : 60,000 hectares (total land holdings 300,000 hectares)

*2. WA Plantation Resources Pty. Ltd.
Established : 2000
Location : Bunbury, Western Australia, Australia
Capital Structure : Nippon Paper Industries 50%, Marubeni Corporation 50%
Annual Turnover : 120 million AUD (approx. 7.2 billion yen)
Planted Area : 30,000 hectares

*3.Australian Forestry Standard http://www.forestrystandard.org.au/
Forest certification system in Australia that has mutual recognition by the world's largest forest certification organization, the PEFC (Programme for the Endorsement of Forest Certification).

*4. Chain of Custody
An element of supply chain management, which certifies that products are managed, based on the standards set out in the forest certification system in all processes including production, processing and distribution.

*5.The FSC forest certification obtained by AMCEL is valid for an area (approx. 200,000 hectares) where eucalyptus plantations are presently growing. The company plans to acquire the forest certification again after establishing plantations on future planned sites (approx. 105,000 hectares).

Nippon Paper Industries and Marubeni Joint Plantation and Wood Chip Business


Map of Nippon Paper Industries, Marubeni Joint Plantation Businesses
Company Name
Planted Area
Head Office
AMCEL
62,000ha
WAPRES
30,000ha
Perth
Equator
WAPRES
AMCEL

82-616

Marubeni CORPORATION

News Release

Establishment of Marubeni ASEAN Pte. Ltd.

Marubeni Corporation
Feb. 25, 2009

In April 2009, Marubeni Corporation will establish in Singapore Marubeni ASEAN Pte. Ltd. as a regional headquarters company for the ASEAN region. Marubeni ASEAN Pte. Ltd. will be formed from the existing Marubeni Singapore Pte. Ltd., and through the new regional headquarters company Marubeni Corporation will pursue integration of operations across the wide ASEAN region. Marubeni ASEAN Pte. Ltd. will function as the holding company of the corporate subsidiaries in Malaysia, Thailand, Indonesia, and the Philippines as well as a chemical related subsidiary, Marubeni Chemical Asia Pacific.

Until this time, Marubeni Corporation has facilitated operations and integrated product strategy across the various business divisions and overseas offices in ASEAN through the Regional CEO for ASEAN, who was the leading business promoter for the ASEAN 10 countries. Going forward, business activities are expected to increase not only among ASEAN countries on the back of the continuing economic consolidation in ASEAN, but also between ASEAN and China and ASEAN and India. In addition, with the ongoing liberalization of trade in goods and services, investment and movement of persons, Marubeni Corporation must continue to promote its business activities in the region across all national boundaries.

Marubeni ASEAN Pte. Ltd., at the center of Marubeni's corporate subsidiaries in the ASEAN region, will expand its business activities and strengthen its strategic planning and administration functions, human resources development and internal control system with the aim of further advancing growth of Marubeni's business in the region.

<Company Profile>
Name : Marubeni ASEAN Pte. Ltd. (provisional)
Location : Singapore
President and CEO : Chihiro Shikama (serving concurrently as Regional CEO for ASEAN)
Capital : 7.8 billion yen
Shareholder : Marubeni Corporation 100%
Foundation : April 2009

<Countries under Regional CEO for ASEAN>
ASEAN 10 countries (Singapore, Brunei, Malaysia, Thailand, Indonesia, Philippines, Vietnam, Cambodia, Laos, Myanmar)